UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]   Form 40-F  [   ]

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2023

(Amounts expressed in millions of Chilean Pesos – Ch$ million)

EXECUTIVE SUMMARY

•	Net income attributable to Enel Chile S.A. as of June 30, 2023, reached a Ch$ 113,743 million profit, a significant increase when compared to the Ch$ 49,197 million profit for the same period of 2022, mainly due to higher energy sales and gas sales in the Generation business segment. During Q2 2023, net income reached a negative amount of $ 26,726 million, a Ch$ 15,580 million higher loss when compared to Q2 2022, mainly due to a higher net financial expense and lower tax income.

•	Operating revenues increased 11.8% to Ch$ 2,141,287 million during the first semester of 2023, primarily due to a higher average sales price due to indexation and greater gas commercialization sales in the Generation business segment. During Q2 2023, operating revenues decreased 8.7% to Ch$ 929,313 million, mainly due to lower gas commercialization sales and less other revenues.

•	Procurement and services costs reached Ch$ 1,659,388 million as of June 2023, a 6.2% increase when compared to the first semester of 2022, mainly explained by higher fuel consumption costs and higher gas commercialization costs in the Generation business, in addition to higher transportation costs in the Distribution and Networks business and in the Generation business. During Q2 2023, procurement and services costs decreased 10.4% to Ch$ 806,027 million, mainly explained by lower energy purchases in both business segments and lower gas commercialization costs.

•	As a result of the factors previously mentioned, Enel Chile’s EBITDA increased 55.2% when compared to the first semester of 2022 to Ch$ 322,379 million as of June 2023. During Q2 2023, EBITDA increased 4.6% to Ch$ 44,134 million.

•	Financial results amounted to a Ch$ 47,852 million expense as of June 2023, a Ch$ 1,476 million increase when compared to the first semester of 2022, mainly explained by higher losses from exchange rate differences. During Q2 2023, financial results amounted to a Ch$ 30,951 million expense, Ch$ 14,032 million more than the Q2 2022, mainly explained by greater net financial expenses during the period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), began commercial operations of Guanchoi (398 MW), Valle del Sol (163 MW), Finis Terrae Extension (126 MW) and Finis Terrae III (18 MW) photovoltaic power plants, after receiving the respective authorizations from the National Electricity Coordinator between May and July of 2023. The Company also added 98 MW net power capacity after completing Renaico II (144 MW) wind power plant and connecting part of the Sierra Gorda Solar project (26 MW) to the System.

•	On July 12, 2023, Enel Chile signed a contract with Sonnedix, an international renewable energy company, regarding the sale of Enel Chile’s 99.99% ownership share of subsidiary Arcadia Generación Solar S.A. for approximately US$ 550 million, price which may vary according to the adjustments established in the sales agreement. The transaction is expected to have a positive US$ 110 million net income effect on the Company in 2023. Arcadia Generación Solar S.A. owns four photovoltaic power plants in operations in Atacama and in Antofagasta that have a total aggregate 416 MW net installed capacity. The final sale will take place once Chile’s Antitrust government authority, Fiscalía Nacional Económica (“FNE” in its Spanish acronym) approves the sale and other conditions precedent customary to this type of transaction have been satisfied.

BUSINESS SEGMENT SUMMARY

Generation

•	Net electricity generation amounted to 10,553 GWh as of June 2023, 3.2% more (+324 GWh) than the figure for the first semester of 2022, mainly due to greater solar and hydroelectric generation this year as a consequence of the commissioning of new power plants and greater hydrology, respectively. During Q2 2023, net electricity generation amounted to 5,485 GWh, 8.3% more (+421 GWh) than the figure for Q2 2022 primarily due to greater solar and hydroelectric generation.

•	Physical energy sales reached 15,790 GWh during the first semester of 2023, slightly less (-75 GWh) than the first semester of 2022, mainly explained by lower unregulated customer sales and spot market sales significantly compensated by higher regulated customer sales. During Q2 2023, physical energy sales increased 3.1% (+236 GWh) to 7,890 GWh, mainly due to greater unregulated customer sales and spot market sales.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	Operating revenues as of June 2023, increased 17.7% when compared to the first semester of 2022 to Ch$ 1,706,260 million, primarily due to a higher average energy sales price due to contract indexation clauses, in addition to higher gas commercialization sales. During Q2 2023, operating revenues decreased 7.6% to Ch$ 711,834 million, primarily due to lower gas commercialization sales and other revenues.

•	Procurement and services costs reached Ch$ 1,312,497 million during the first semester of 2023, representing a 7.1% increase, mainly explained by higher fuel consumption costs related to greater dispatch of combined cycle generation units, greater gas commercialization costs of sales, and higher transportation costs. However, procurement and services costs decreased 10.5% to Ch$ 637,681 million during Q2 2023, primarily due to lower energy purchases and lower gas commercialization costs.

•	As a result of the abovementioned, EBITDA of the Generation business increased 112.9% to Ch$ 300,494 million as of June 30, 2023. During Q2 2023, EBITDA also increased to reach Ch$ 28,061 million, equivalent to a 119.5% increase when compared to Q2 2022.

	Cumulative			Quarterly
Physical Data	Jun-23	Jun-22	% Change	Q2 2023	Q2 2022	% Change

Total Sales (GWh)	15,790	15,865	(0.5%)	7,890	7,654	3.1%
Total Generation (GWh)	10,553	10,229	3.2%	5,485	5,064	8.3%

Distribution & Networks

•	Physical sales reached 7,180 GWh during the first semester of 2023, representing a 16.7% decrease (-1,444 GWh) when compared to the same period of 2022, mainly due to the change in the Company’s consolidation perimeter as a consequence of the sale of Enel Transmisión Chile in December 2022. Physical sales during Q2 2023 followed the same trend reaching 3,577 GWh, 19.3% (-855 GWh) less than Q2 2022.

•	The total number of customers grew 2.4% during the first semester of 2023 to 2,106,633 end customers, mainly residential and commercial customers. On the other hand, energy losses remained stable at 5.3% in June 2023.

•	Operating revenues decreased 2.8% when compared to June 2022 reaching Ch$ 639,700 million, mainly due to lower revenues from other services related to the sale of Enel Transmisión Chile, partly compensated by greater energy sales mainly to commercial customers. During Q2 2023, operating revenues decreased 11.8% when compared to Q2 2022 reaching Ch$ 310,533 million mainly due to lower energy sales, mostly to residential customers, and to the change in the Company’s consolidation perimeter as stated previously.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	Procurement and services costs increased 4.3% to Ch$ 544,123 million as of June 30, 2023, when compared to the same period of last year, mainly due to higher transportation costs related to the change in the consolidation perimeter. During Q2 2023, procurement and services costs decreased 9.7 % to Ch$ 257,691 million when compared to Q2 2022, due to lower energy purchases.

•	Consequently, EBITDA of the Distribution and Networks business reached Ch$ 47,333 million as of June 2023, 47.1% less than the figure for the same period of 2022, which includes the effect from the sale of Enel Transmisión Chile previously mentioned. EBITDA for Q2 2023 followed a similar trend reaching Ch$ 27,689 million, representing a 36.2% reduction when compared to Q2 2022.

	Cumulative			Quarterly
Physical Data	Jun-23	Jun-22	% Change	Q2 2023	Q2 2022	% Change

Total Sales (GWh)	7,180	8,624	(16.7%)	3,577	4,432	(19.3%)
Number of Customers	2,106,633	2,057,100	2.4%	2,106,633	2,057,100	2.4%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 386 million during the first semester of 2023 to US$ 5,046 million, when compared to December 31, 2022. This variation was mainly explained by the following:

-	Prepayment of all disbursements of Enel Chile’s committed credit line granted by Enel Finance International in January 2023 for US$ 290 million. This credit line was fully disbursed in April 2023.

-	Disbursement of the entire committed credit line granted by BBVA and Mizuho in April 2023 for US$ 100 million.

-	Full disbursement of Enel Chile’s committed credit line granted by Enel Finance International in April 2023 for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

-	Disbursement of the entire committed credit line granted by Enel Finance International in May 2023 for US$ 200 million

-	Amortization of Enel Generación Chile’s bonds H and M for US$ 21 million.

-	A US$ 57 million increase in leasing liabilities (IFRS 16).

Liquidity available to Enel Chile is composed of the following:

-	Cash and cash equivalents : US$ 533 million
-	Undisbursed committed credit lines : US$ 462 million

The average cost of Enel Chile’s debt went from 4.1% in December 2022 to 4.7% in June 2023.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swaps and forward contracts that amount to US$ 273 million and US$ 716 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Group has interest rate swaps for US$ 50 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019, through December 31, 2019, is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2022, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2022, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as accounts receivables in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these accounts receivable is to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On August 2, 2022, Law 21,472 was published creating a new Tariff Stabilization Fund and a New Transitional Regulated Customer Tariff Stabilization Mechanism. The Law also established a customer protection mechanism to pay the difference between the respective regulated supply contract price and the stabilized tariff. The goal was to avoid increasing customers’ electricity bills during 2022 and allow for gradual increases over the next decade. A US$ 1,800 million transitional fund was created to accumulate the regulated customer price differences and pay electricity generation companies with a Payment Document in US dollar, transferable, subject to price indexation, issued monthly by the Chilean Treasury Department and secured by a State guarantee to expire in December 2032.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

This fund will be financed with an extra charge billed to final customers based on their level of consumption. Customers whose monthly consumption is less than 350 kWh, and also small companies that consume less than 1,000 kWh are exempt of this additional charge.

The fund is managed by Chile’s treasury department, Tesorería General de la República. It will receive a US$ 20 million fiscal contribution every year until expiration date to take place on December 31, 2032, in addition to the US$ 15 million contribution in 2022. The amount accumulated in excess of the US$ 1,350 million fund established in Law 21,185 is subject to this new mechanism created by Law 21,472.

On March 2, 2023, the National Energy Commission issued Exempt Resolution 68 that establishes technical provisions that refer to the implement of Law 21,472.

The sale of Enel Transmisión Chile S.A.:

>	On July 28, 2022, Enel Chile signed a Stock Purchase Agreement agreeing to sell its entire 99.09% ownership share of Enel Transmisión Chile S.A. (the Sale) to Sociedad Transmisora Metropolitana SpA, controlled by Inversiones Grupo Saesa Ltda. (hereafter Saesa Group). The Sale and subsequent transfer of shares was subject to certain conditions precedent, which included the approval of the transaction by Chile’s National Economic Prosecutor’s Office, Fiscalía Nacional Económica as established by Law 211/1973. Pursuant to Securities Market Law 18,045, the Sale was to be carried out as a Public Tender Offer (PTO) of 100% of Enel Transmisión Chile S.A. shares.

On December 9, 2022, the Company informed that the conditions precedent previously mentioned had been satisfied and therefore the Sale and the Bylaw amendments, which had been approved by the extraordinary shareholders meeting of Enel Transmisión Chile S.A held on October 27, 2022, that divided the company’s share capital into two classes of shares, had become effective that day.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile, and Enel Green Power Chile (hereafter EGP Chile), which combined, have a total 8,501 MW[1] net installed capacity as of June 30, 2023. Generation assets are diversified, and focus on renewable energy, which represents 76% of the Enel Chile’s total installed capacity. A total of 3,510 MW are hydroelectric power, 2,043 MW are thermal power that operate using gas or fuel oil, 2,068 MW are solar power plants, 797 MW are wind generation power, and 83 MW are geothermal installed capacity.

The following chart summarizes the cumulative physical information of our generation business segment as of June 30, 2023, and 2022:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-23	Jun-22	% Change	Q2 2023	Q2 2022	% Change	Jun-23	Jun-22

Sistema Eléctrico Nacional (SEN)	15,790	15,865	(0.5%)	7,890	7,654	3.1%	40.8%	41.9%

Distribution & Networks Segment

Our Distribution and Networks business is carried out by our subsidiaries Enel Distribución Chile S.A. and Enel Colina S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area, making it one of the largest electric utility companies for regulated customers in Chile.

[1] Includes an additional 98 MW net capacity during the first semester of 2023. Additional capacity: when the first wind turbine/photovoltaic field circuits are connected to the network and begin to produce electricity and all wind turbine/photovoltaic field circuits are electromechanically operational. Capacity to be declared as “Additional” refers to the nominal capacity that is electromechanically operational.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

The following chart summarizes the physical information of our Distribution and Networks business segment for the period ended June 30, 2023, and 2022[2]:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Jun-23	Jun-22	% Change	Q2 2023	Q2 2022	% Change	Jun-23	Jun-22

Distribution & Networks Business	7,180	8,624	(16.7%)	3,577	4,432	(19.3%)	5.27%	5.26%

Other Information	Jun-23	Jun-22	% Change

Number of Customers	2,106,633	2,057,100	2.4%
Customers/Employees	3,541	3,061	15.7%

The following chart presents quarterly and accumulated electricity sales revenue per business segment and customer type as of June 30, 2023, and 2022:

	Cumulative Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Jun-23	Jun-22	Jun-23	Jun-22	Jun-23	Jun-22

Generation:	1,347,613	1,199,221	(212,715)	(190,852)	1,134,898	1,008,369
Regulated customers	633,455	500,551	(192,425)	(173,891)	441,030	326,660
Non regulated customers	668,401	645,966	(20,290)	(16,927)	648,111	629,039
Spot market	45,757	52,704	-	(34)	45,757	52,670
Distribution & Networks:	608,894	601,901	(7,611)	(4,555)	601,283	597,346
Residential	303,103	328,991	-	-	303,103	328,991
Commercial	187,153	161,501	-	-	187,153	161,501
Industrial	53,110	53,902	-	-	53,110	53,902
Other	65,528	57,507	(7,611)	(4,555)	57,917	52,952
Less: Consolidation adjustments	(220,326)	(195,407)	-	-	-	-

Total Energy Sales	1,736,181	1,605,715	(220,326)	(195,407)	1,736,181	1,605,715

Million Chilean pesos variation in Ch$ and %	130,467	8.13%	-	-	130,467	8.13%

[2] Includes Enel Transmisión Chile’s physical sales. Enel Transmisión Chile was sold on December 9, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

	Quarterly Figures
ENERGY SALES (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q2 2023	Q2 2022	Q2 2023	Q2 2022	Q2 2023	Q2 2022

Generation:	626,757	602,113	(97,975)	(102,981)	528,782	499,132
Regulated customers	304,672	250,722	(88,270)	(92,825)	216,402	157,897
Non regulated customers	308,348	316,580	(9,707)	(10,140)	298,641	306,440
Spot market	13,737	34,811	2	(16)	13,739	34,795
Distribution & Networks:	293,569	326,161	(4,190)	(4,451)	289,379	321,710
Residential	142,318	173,723	-	-	142,318	173,723
Commercial	90,599	81,764	-	-	90,599	81,764
Industrial	28,457	31,522	-	-	28,457	31,522
Other	32,195	39,152	(4,190)	(4,451)	28,005	34,701
Less: Consolidation adjustments	(102,165)	(107,432)	-	-	-	-

Total Energy sales	818,161	820,842	(102,165)	(107,432)	818,161	820,842

Million Chilean pesos variation in Ch$ and %	(2,681)	(0.33%)	-	-	(2,681)	(0.33%)

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	INCOME STATEMENT ANALYSIS

Net income attributable to the shareholders of Enel Chile as of June 30, 2023, reached Ch$ 113,743 million, which represents a Ch$ 64,546 million, or 131.2%, increase when compared to the figure for the first semester of 2022. During Q2 2023, net income attributable to the shareholders of Enel Chile reached a Ch$ 26,726 million loss, which represents a Ch$ 15,560 million higher loss when compared to the figure for Q2 2022.

When excluding the extraordinary effects related to the disconnection of Bocamina 2 resulting from fuel impairment losses booked last year, the Company’s net income as of June 30, 2023, increased 35.3% when compared to the Ch$ 84,071 million adjusted net figure for the first semester of 2022. When excluding the extraordinary effects from Q2 2023 net income, losses increased Ch$ 38,883 million when compared to the Ch$ 12,158 million adjusted net income for Q2 2022.

The following chart compares the quarterly and accumulated figures of each item of the income statement as of June 30, 2023, and 2022:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-23	Jun-22	Change	% Change	Q2 2023	Q2 2022	Change	% Change

REVENUES	2,141,287	1,915,293	225,994	11.8%	929,313	1,018,208	(88,895)	(8.7%)
Sales	2,060,677	1,835,411	225,266	12.3%	896,182	970,262	(74,080)	(7.6%)
Other operating revenues	80,610	79,882	728	0.9%	33,131	47,946	(14,815)	(0)
PROCUREMENT AND SERVICES	(1,659,388)	(1,562,975)	(96,413)	6.2%	(806,027)	(899,475)	93,447	(10.4%)
Energy purchases	(924,095)	(936,344)	12,249	(1.3%)	(439,093)	(528,181)	89,087	(16.9%)
Fuel consumption	(348,238)	(312,475)	(35,764)	11.5%	(212,231)	(192,751)	(19,480)	10.1%
Transportation expenses	(168,179)	(132,287)	(35,892)	27.1%	(84,509)	(58,017)	(26,492)	45.7%
Other variable procurement and service cost	(218,875)	(181,869)	(37,006)	20.4%	(70,194)	(120,526)	50,332	(0)
CONTRIBUTION MARGIN	481,899	352,318	129,581	36.8%	123,286	118,733	4,553	3.8%
Other work performed by entity and capitalized	17,675	15,653	2,022	12.9%	11,003	4,945	6,058	122.5%
Employee benefits expense	(81,339)	(74,372)	(6,966)	9.4%	(41,404)	(39,103)	(2,301)	5.9%
Other fixed operating expenses	(95,857)	(85,889)	(9,968)	11.6%	(48,751)	(42,377)	(6,374)	15.0%
GROSS OPERATING INCOME (EBITDA)	322,379	207,710	114,669	55.2%	44,134	42,198	1,935	4.6%
Depreciation and amortization	(115,674)	(115,987)	314	(0.3%)	(59,919)	(59,634)	(285)	0.5%
Impairment loss (Reversal) for applying IFRS 9	(8,040)	(15,493)	7,452	(48.1%)	(1,181)	(9,761)	8,580	(87.9%)
OPERATING INCOME (EBIT)	198,665	76,230	122,435	160.6%	(16,966)	(27,197)	10,231	(0)
FINANCIAL RESULT	(47,852)	(46,376)	(1,476)	3.2%	(30,951)	(16,919)	(14,032)	82.9%
Financial income	37,479	30,270	7,208	23.8%	18,141	23,220	(5,079)	(21.9%)
Financial expenses	(86,687)	(80,568)	(6,119)	7.6%	(53,960)	(47,014)	(6,946)	14.8%
Gain (Loss) for indexed assets and liabilities	7,910	7,071	839	11.9%	5,860	7,166	(1,306)	(18.2%)
Foreign currency exchange differences, net	(6,554)	(3,149)	(3,404)	108.1%	(992)	(291)	(701)	240.8%
OTHER NON-OPERATING RESULTS	7,523	2,461	5,062	205.7%	5,131	1,726	3,404	2
Net Income from other investments	1,890	98	1,793	N/A	-	98	(98)	(1)
Net Income from sale of assets	586	811	(224)	-27.7%	(447)	535	(981)	(2)
Share of profit (loss) of associates accounted for using the equity method	5,046	1,552	3,494	225.1%	5,578	1,094	4,484	N/A
NET INCOME BEFORE TAXES	158,336	32,315	126,021	N/A	(42,786)	(42,389)	(397)	0
Income Tax	(31,384)	25,008	(56,392)	(2)	15,950	34,166	(18,217)	(1)

NET INCOME	126,952	57,323	69,630	121.5%	(26,837)	(8,223)	(18,614)	2
Shareholders of the parent company	113,743	49,197	64,546	131.2%	(26,726)	(11,145)	(15,580)	1
Non-controlling interest	13,210	8,126	5,084	62.6%	(111)	2,923	(3,034)	(1)

Earning per share (Ch$ /share)*	1.64	0.71	0.93	131.2%	(0.39)	(0.16)	(0.23)	1

(*) As of June 30, 2023 and June 30, 2022 the average number of paid and subscribed shares was 69,166,557,220.

EBITDA

Consolidated EBITDA of Enel Chile amounted to Ch$ 322,379 million as of June 30, 2023, which represents a Ch$ 114,669 million, or 55.2%, increase when compared to EBITDA for the same period of last year. This increase is primarily explained by greater operating revenues in the Generation business due to higher energy sales and higher gas sales.

During Q2 2023, consolidated EBITDA amounted to Ch$ 44,134 million, which represents a slight Ch$ 1,935 million increase when compared to Q2 2022, primarily explained by lower operating costs in the Generation business due to lower energy purchase costs.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended June 30, 2023, and 2022, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Jun-23	Jun-22	Change	% Change	Q2 2023	Q2 2022	Change	% Change

Generation business revenues	1,706,260	1,449,568	256,692	17.7%	711,834	770,128	(58,294)	(7.6%)
Distribution & Networks business revenues	639,700	658,143	(18,443)	(2.8%)	310,533	352,026	(41,493)	(11.8%)
Less: consolidation adjustments and other activities	(204,673)	(192,417)	(12,256)	6.4%	(93,054)	(103,946)	10,892	(10.5%)
Total Consolidated Revenues	2,141,287	1,915,293	225,994	11.8%	929,313	1,018,208	(88,895)	(8.7%)

Generation business costs	(1,312,497)	(1,226,009)	(86,488)	7.1%	(637,681)	(712,828)	75,147	(10.5%)
Distribution & Networks business costs	(544,123)	(521,545)	(22,578)	4.3%	(257,691)	(285,252)	27,561	(9.7%)
Less: consolidation adjustments and other activities	197,232	184,579	12,653	6.9%	89,345	98,605	(9,261)	(9.4%)
Total Consolidated Procurement and Services Costs	(1,659,388)	(1,562,975)	(96,413)	6.2%	(806,027)	(899,475)	93,447	(10.4%)

Personnel Expenses	(26,730)	(26,336)	(395)	1.5%	(12,372)	(17,854)	5,483	(30.7%)
Other expenses by nature	(66,539)	(56,078)	(10,461)	18.7%	(33,720)	(26,661)	(7,060)	26.5%
Total Generation business	(93,269)	(82,413)	(10,856)	13.2%	(46,092)	(44,515)	(1,577)	3.5%
Personnel Expenses	(13,915)	(11,549)	(2,366)	20.5%	(6,819)	(5,595)	(1,224)	21.9%
Other expenses by nature	(34,329)	(35,507)	1,178	(3.3%)	(18,334)	(17,776)	(558)	3.1%
Total Distribution & Networks business	(48,244)	(47,056)	(1,188)	2.5%	(25,153)	(23,371)	(1,782)	7.6%
Less: consolidation adjustments and other activities	(18,007)	(15,139)	(2,868)	18.9%	(7,908)	(8,649)	741	(8.6%)

EBITDA, by business segment
Generation business EBITDA	300,494	141,146	159,349	112.9%	28,061	12,785	15,276	119.5%
Distribution & Networks business EBITDA	47,333	89,541	(42,208)	(47.1%)	27,689	43,403	(15,714)	(36.2%)
Less: consolidation adjustments and other activities	(25,448)	(22,977)	(2,471)	10.8%	(11,617)	(13,990)	2,373	(17.0%)

TOTAL ENEL CHILE CONSOLIDATED EBITDA	322,379	207,710	114,669	55.2%	44,134	42,198	1,935	4.6%

Generation Business EBITDA

EBITDA of our Generation business segment reached Ch$ 300,494 million for the six-month period ended June 30, 2023, which represents a Ch$ 159,349 million, or 112.9%, increase when compared to the same period of 2022. Regarding quarterly results, Q2 2023 EBITDA for this business segment increased Ch$ 15,276 million when compared to the same quarter of 2022.

The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 1,706,260 million as of June 30, 2023, a Ch$ 256,692 million increase, equivalent to 17.7%, when compared to the same period of 2022, mainly due to the following:

>	Greater energy sales amounting to Ch$ 148,392 million, mainly explained by: (i) a positive price effect for Ch$ 95,929 million resulting from an increase in the average sales price due to contract indexation clauses; (ii) greater ancillary services revenue related to safety and service quality and other services for Ch$ 29,219 million; and (iii) greater revenue from commodities hedges for Ch$ 26,730 million. These effects were partially offset by a slight -75 GWh reduction in physical sales amounting to Ch$ 3,486 million, explained by lower sales to unregulated customers (-143 GWh) and lower spot market sales (-35 GWh), partially offset by greater sales to regulated customers (+103 GWh).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

>	Greater other sales for Ch$ 110,345 million, mainly explained by an increase in gas sales revenue for Ch$ 110,467 million, which includes the Ch$ 124,270 million positive effect from commodity hedging transactions.

The aforementioned was partially compensated by:

>	Lower other operating revenue for Ch$ 2,676 million, mainly explained by lower revenue from commodity hedges for Ch$ 49,589 million, partly related to international fuel prices. This effect was partially compensated by: (i) additional revenue from improvements in commercial terms of energy and fuel supplier contracts for Ch$ 38,327 million; (ii) greater revenue from regasification services for Ch$ 6,856 million; and (iii) greater other revenue for Ch$ 1,730 million mainly related to lower emissions tax provisions.

Operating revenues for Q2 2023 reached Ch$ 711,834 million, which represents a Ch$ 58,294 million reduction when compared to Q2 2022. This variation is mainly due to the following:

>	Lower other sales for Ch$ 67,198 million, explained by lower gas sales for Ch$ 67,160 million.

>	Lower other operating revenue for Ch$ 16,693 million, mainly explained by lower revenue from commodity hedges for Ch$ 36,076 million partly related to international fuel prices. This effect was partially compensated by: (i) additional revenue from improvements in commercial terms of energy and fuel supplier contracts for Ch$ 14,641 million; and (ii) greater other revenue for Ch$ 4,742 million mainly related to adjustments to emissions tax provisions.

The aforementioned was partially compensated by:

>	Greater energy sales amounting to Ch$ 24,644 million, mainly explained by: (i) greater revenue from commodities hedges for Ch$ 22,439 million; and (ii) a +236 GWh increase in physical sales amounting to Ch$ 15,427 million, (+250 GWh to unregulated customers, +32 GWh spot market sales, and -46 GWh to regulated customers). These effects were partially offset by a negative average energy price effect when expressed in Chilean pesos for Ch$ 8,007 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Operating costs as of June 30, 2023, reached Ch$ 1,312,497 million, which represents a Ch$ 86,488 million, or 7.1%, increase when compared to June 2022, mainly explained by:

>	Greater fuel consumption costs for Ch$ 35,764 million, mainly explained by: (i) a commodity hedging impact for Ch$ 75,575 million in a scenario of decreasing commodity prices compared to the previous year when commodity prices were rising with positive hedging effects; and (ii) a Ch$ 54,955 million increase in gas consumption costs due to greater gas fired electricity generation and a higher average purchase price. These effects were partially offset by: (i) lower impairment losses on coal inventories for Ch$ 50,137 million and on diesel oil inventories for Ch$ 776 million both related to the decarbonization process; (ii) a Ch$ 28,369 million decrease in coal consumption costs; and (iii) lower fuel-oil consumption costs for Ch$ 15,485 million.

>	Greater other variable procurement and services costs for Ch$ 32,931 million, mainly explained by: (i) higher commodity hedging costs for Ch$ 26,828 million; (ii) higher gas commercialization cost of sales for Ch$ 9,774 million; and (iii) higher temporary facility leases for Ch$ 2,966 million. These effects were partially offset by a Ch$ 12,164 million reduction in thermal power plant emissions taxes.

>	Greater transportation expenses for Ch$ 11,480 million, mainly explained by: (i) higher tolls for Ch$ 9,739 million; and (ii) higher regasification and gas transportation costs for Ch$ 1,741 million.

>	Greater energy purchases for Ch$ 6,312 million, primarily due to the higher average purchase price, despite the 400 GWh reduction in physical energy purchases, related to lower purchases from other power generators (-471 GWh) partly offset by greater physical purchases on the spot market (+ 71 GWh) and a higher average spot market purchase price related to the system’s conditions during the period.

Operating costs for Q2 2023 reached Ch$ 637,681 million, which represents a Ch$ 75,147 million reduction when compared to Q2 2022. This variation is mainly due to the following:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

>	Lower energy purchases for Ch$ 57,233 million, mainly due to the 185 GWh reduction in total physical energy purchases related to less purchases from other power generators (-227 GWh) partially offset by greater spot market energy purchases (+43 GWh).

>	Lower other variable procurement and services costs for Ch$ 53,472 million, mainly explained by lower gas commercialization cost of sales for Ch$ 54,476 million.

The aforementioned was partially compensated by:

>	Greater fuel consumption costs for Ch$ 19,480 million, mainly explained by: (i) a commodity hedging impact for Ch$ 59,089 million in a scenario of decreasing commodity prices compared to the previous year when commodity prices were rising with positive hedging effects; and (ii) a Ch$ 28,717 million increase in gas consumption costs. These effects were partially offset by: (i) lower impairment losses on coal inventories for Ch$ 33,582 million and on diesel oil inventories for Ch$ 411 million; (ii) a Ch$ 17,520 million decrease in fuel-oil consumption costs; and (iii) lower coal consumption costs for Ch$ 16,813 million.

>	Greater transportation expenses for Ch$ 16,078 million, mainly explained by: (i) higher tolls for Ch$ 14,977 million; and (ii) higher regasification and gas transportation costs for Ch$ 1,101 million.

▪	Personnel expenses (net of personnel expense capitalization) reached Ch$ 26,730 million as of June 30, 2023, which represents a slight Ch$ 395 million increase when compared to the same period of 2022, mainly explained by: (i) higher salaries for Ch$ 2,104 million, mainly related to salary indexation and wage reviews; (ii) greater expenses related to performance bonuses for Ch$ 1,249 million; and iii) greater expenses related to vacation provisions and other recurrent expenses for Ch$ 1,487 million. These effects were partly offset by greater capitalization of personnel expenses for Ch$ 4,447 million mainly related to the development of greater NCRE projects and the Los Cóndores hydroelectric project.

During Q2 2023, personnel expenses (net of personnel expense capitalization) reached Ch$ 12,372 million, which represents a Ch$ 5,483 million decrease when compared to the same period of 2022, mainly explained by greater capitalization of personnel expenses for Ch$ 7,338 million. This effect was partly offset by: (i) greater annual performance bonuses for Ch$ 1,173 million; and (ii) higher salaries for Ch$ 884 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

▪	Other expenses amounted to Ch$ 66,539 million for the six-month period ended June 30, 2023, which represents a Ch$ 10,461 million increase when compared to June 30, 2022, mainly explained by: (i) greater management and technical support services for Ch$ 5,055 million; (ii) greater professional services expenses for Ch$ 2,655 million; (iii) greater maintenance and repair services for Ch$ 1,648 million, and (iv) greater leasing expenses for Ch$ 782 million.

During Q2 2023, other expenses amounted to Ch$ 33,720 million, which represents a Ch$ 7,060 million increase when compared to Q2 2022, mainly explained by: (i) higher administrative and technical support services for Ch$ 5,273 million; and (ii) greater maintenance and repair services expenses for Ch$ 2,453 million.

Distribution & Networks Business EBITDA

The EBITDA of our Distribution and Networks business segment reached Ch$ 47,333 million as of June 30, 2023, which represents a Ch$ 42,208 million, or 47.1% reduction when compared to the first semester of last year. During Q2 2023, EBITDA reached Ch$ 27,689 million, which represents a Ch$ 15,714 million reduction when compared to Q2 2022.

The main variables that explain this outcome are described below:

▪	Operating revenues amounted to Ch$ 639,700 million as of June 30, 2023, which represents a Ch$ 18,443 million or 2.8% decrease when compared to the first semester of 2022. This negative variation is mainly explained by the following:

>	Lower revenue from the sale of other services amounting to Ch$ 25,475 million, primarily due to lower tolls revenue for Ch$ 32,635 million, mainly as a consequence of the change in the Company’s consolidation perimeter after the sale of Enel Transmisión Chile in December 2022. This was partially offset by greater revenue from the construction of electricity connections for customers, and public lighting, for Ch$ 6,932 million.

The aforementioned effects were partially offset by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

>	Higher energy sales revenue amounting to Ch$ 6,994 million, due to higher physical energy sales (+151 GWh) mainly related to distribution tolls and to the commercial customer segment for Ch$ 12,833 million. This was partially offset by a lower average sales price when expressed in Chilean pesos for Ch$ 5,839 million due to a lower exchange rate effect resulting from the appreciation of the local currency / US dollar exchange rate.

During Q2 2023, operating revenues amounted to Ch$ 310,533 million, which represents a Ch$ 41,493 million or 11.8% decrease when compared to Q2 2022, mainly explained by the following:

>	Lower energy sales revenue amounting to Ch$ 32,591 million, mainly due to a lower average sales price when expressed in Chilean pesos related to a lower exchange rate effect resulting from the appreciation of the local currency / US dollar exchange rate, and also lower physical sales (-35 GWh) mainly to residential customers.

>	Lower revenue from the sale of other services amounting to Ch$ 7,466 million, primarily due to lower tolls revenue for Ch$ 12,559 million, partially offset by greater revenue from the construction of public lighting and other specific installations for Ch$ 5,092 million.

▪	Operating costs reached Ch$ 544,123 million as of June 30, 2023, which represents a Ch$ 22,578 million or 4.3% increase, when compared to June 2022, explained by:

>	Greater transportation costs for Ch$ 19,421 million, mainly due to greater zonal transmission system tolls due to the sale of Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

>	Greater other variable procurement and services costs for Ch$ 3,075 million, mainly explained by: (i) greater costs related to disconnecting and reconnecting customer electricity supply for Ch$ 4,268 million; and (ii) lower value-added services costs for Ch$ 1,210 million. These effects were partially offset by booking lower SEC (Spanish acronym for Superintendence of electricity and fuel) imposed fines for Ch$ 2,403 million.

During Q2 2023, operating costs reached Ch$ 257,691 million, which represents a Ch$ 27,561 million reduction when compared to Q2 2022, explained by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

>	Lower energy purchase costs for Ch$ 39,245 million, mainly due to a lower average purchase price when expressed in Chilean pesos.

The aforementioned effects were partially compensated by:

>	Greater transportation expenses for Ch$ 10,471 million, mainly due the sale of Enel Transmisión Chile to the Saesa Group and removing it from Enel Chile’s consolidation perimeter.

▪	Personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 13,915 million for the six-month period ended June 30, 2023, which represents a Ch$ 2,366 million increase when compared to the same period of 2022, mainly due to: (i) lower capitalization of personnel expenses related to investment projects for Ch$ 2,991 million; (ii) higher salaries for Ch$ 1,065 million mainly related to salary indexation and wage reviews; and (iii) greater expenses related to annual performance bonuses and other recurrent expenses for Ch$ 1,022 million. These effects were offset by lower personnel expenses for Ch$ 2,925 million related to a lower number of employee resulting from the sale of Enel Transmisión Chile.

During Q2 2023, personnel expenses (excluding capitalized personnel costs) amounted to Ch$ 6,819 million, which represents a Ch$ 1,224 million increase when compared to Q2 2022, mainly due to lower capitalization of personnel expenses related to investment projects for Ch$ 1,278 million.

▪	Other expenses amounted to Ch$ 34,329 million for the six-month period ended June 30, 2023, which represents a Ch$ 1,178 million reduction when compared to the same period of 2022, mainly explained by lower maintenance and repair costs related to the sale Enel Transmisión Chile and removing it from Enel Chile’s consolidation perimeter.

During Q2 2023, other expenses amounted to Ch$ 18,334 million, in line with the Ch$ 17,776 million booked for the same quarter of 2022.

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

The following table summarizes the Enel Chile Group quarterly and accumulated EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2023, compared to June 30, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

	Cumulative Figures (Figures in million Ch$)
	Jun-23			Jun-22
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	300,494	(90,962)	209,533	141,146	(87,335)	53,811
Distribution & Networks business	47,333	(32,269)	15,064	89,541	(43,776)	45,765
Less: consolidation adjustments and other activities	(25,448)	(483)	(25,931)	(22,977)	(369)	(23,346)

TOTAL ENEL CHILE CONSOLIDATED	322,379	(123,714)	198,665	207,710	(131,480)	76,230

	Quarterly Figures (Figures in million Ch$)
	Q2 2023			Q2 2022
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	28,061	(47,021)	(18,960)	12,785	(44,646)	(31,861)
Distribution & Networks business	27,689	(14,557)	13,132	43,403	(24,262)	19,141
Less: consolidation adjustments and other activities	(11,617)	479	(11,138)	(13,990)	(487)	(14,477)

TOTAL ENEL CHILE CONSOLIDATED	44,134	(61,100)	(16,966)	42,198	(69,395)	(27,197)

Depreciation, amortization, and impairment costs amounted to Ch$ 123,714 million for the period ended June 30, 2023, which represents a Ch$ 7,766 million decrease when compared to the same period of the previous year. This variation is mainly explained by:

>	Lower account receivable impairment losses for Ch$ 7,452 million, primarily in the Distribution and Networks business segment for Ch$ 6,514 million as a result of greater collections of past due customer accounts resulting from various initiatives carried out by the Company, such as reintroducing the disconnection of supply as a response to nonpayment, in addition to the change in Enel Chile’s consolidation perimeter due to the sale of Enel Transmisión Chile in December 2022.

>	Lower depreciation and amortization for Ch$ 314 million, mainly due to a lower expense in the Distribution and Networks business for Ch$ 4,993 million mainly due to the change in Enel Chile’s consolidation perimeter resulting from the sale of Enel Transmisión Chile in December 2022 for Ch$ 7,149 million, partly compensated by a greater expense in Enel Distribución Chile for Ch$ 2,156 million due to greater amortization of intangible assets related to IT developments and resulting from beginning operations of projects previously in the development stage.

These effects were partially offset by greater depreciation and amortization expenses in the Generation business for Ch$ 3,677 million explained by higher expenses in EGP Chile and Arcadia Generación Solar for Ch$ 9,245 million related to the commissioning of new generation units, partially compensated by a lower expense in Enel Generación Chile for Ch$ 5,568 million mainly due to a change in the estimated useful life of certain property, plant and equipment of thermal and hydroelectric power plants.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

During Q2 2023, depreciation, amortization, and impairment costs amounted to Ch$ 61,100 million, which represents a Ch$ 8,296 million decrease when compared to the same quarter of the previous year. This is mainly explained by lower accounts receivable impairments for Ch$ 8,580 million, primarily in the Distribution and Networks business segment.

NON-OPERATING INCOME

The following chart presents Enel Chile’s quarterly and accumulated consolidated non-operating income as of June 30, 2023, and 2022:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Jun-23	Jun-22	Change	% Change	Q2 2023	Q2 2022	Change	% Change

Financial income	37,479	30,270	7,208	23.8%	18,141	23,220	(5,079)	(21.9%)
Financial expenses	(86,687)	(80,568)	(6,119)	7.6%	(53,960)	(47,014)	(6,946)	14.8%
Foreign currency exchange differences, net	(6,554)	(3,149)	(3,404)	108.1%	(992)	(291)	(701)	240.8%
Gain (Loss) for indexed assets and liabilities	7,910	7,071	839	11.9%	5,860	7,166	(1,306)	(18.2%)
NET FINANCIAL EXPENSE ENEL CHILE	(47,852)	(46,376)	(1,476)	3.2%	(30,951)	(16,919)	(14,032)	82.9%

Net Income from other investments	1,890	98	1,793	N/A	-	98	(98)	(100.0%)
Net Income from Sale of Assets	586	811	(224)	(27.7%)	(447)	535	(981)	(183.6%)
Share of profit (loss) of associates accounted for using the equity method	5,046	1,552	3,494	225.1%	5,578	1,094	4,484	N/A
OTHER NON-OPERATING RESULTS	7,523	2,461	5,062	205.7%	5,131	1,726	3,404	197.2%

NET INCOME BEFORE TAXES	158,336	32,315	126,021	N/A	(42,786)	(42,389)	(397)	0.9%
Income Tax	(31,384)	25,008	(56,392)	(225.5%)	15,950	34,166	(18,217)	(53.3%)

NET INCOME OF THE PERIOD	126,952	57,323	69,630	121.5%	(26,837)	(8,223)	(18,614)	226.4%
Attributable to Shareholders of the parent company	113,743	49,197	64,546	131.2%	(26,726)	(11,145)	(15,580)	139.8%
Attributable to Non-controlling interest	13,210	8,126	5,084	62.6%	(111)	2,923	(3,034)	(103.8%)

Financial Result

The consolidated net financial income of Enel Chile for the six-month period ended June 30, 2023, amounted to a Ch$ 47,852 million loss, which represents a Ch$ 1,476 million higher loss when compared to the Ch$ 46,376 million loss booked during same period of 2022. During Q2 2023, consolidated net financial income amounted to a Ch$ 30,951 million loss, which represents an 82.9% greater loss than the figure for the same quarter of 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

The most relevant variables that explain the result are described the below:

Financial income increased Ch$ 7,208 million, mainly explained by: (i) greater returns on short-term fixed income investments amounting to Ch$ 13,921 million; and (ii) greater financial income related to customer refinacing agreements for Ch$ 2,213 million. These effects were partially compensated by the lower present value of dismantling provisions of power plants that were impaired due to the decarbonization process for Ch$ 10,300 million as a consequence of a higher interest rate on June 30, 2022.

During Q2 2023, financial income decreased Ch$ 5,079 million when compared to the same quarter of 2022, mainly due to the lower present value of dismantling provisions of power plants that were impaired due to the decarbonization process for Ch$ 10,300 million, which was partially offset by: (i) greater returns on short-term fixed income investments amounting to Ch$ 4,463 million; and (ii) greater financial income related to customer refinacing agreements for Ch$ 751 million.

Financial expenses increased Ch$ 6,119 million, primarily explained by: (i) greater financial expenses related to factoring of accounts receivables for Ch$ 8,404 million of which Ch$ 3,695 million respond to factoring of accounts receivables related to Tariff Stabilization Law 21,285; (ii) higher interest expenses on bonds and bank loans amounting to Ch$ 5,535 million; (iii) greater financial expenses due to the implementation of Law 21,185 for Ch$ 2,507 million; and (iv) greater financial expenses as a consequence of improvements to the supplier payment schedule for Ch$ 2,182 million. These effects were partially offset by: (i) lower financial expenses due to greater interest capitalization for Ch$ 7,397 million primarily due to greater NCRE projects under development; and (ii) lower finacial expenses with related parties for Ch$ 4,864 million resulting from a lower amount of loans provided by Enel Finance International (EFI).

During Q2 2023, financial expenses increased Ch$ 6,946 million when compared to the same quarter of 2022, primarily explained by: (i) greater financial expenses related to factoring of accounts receivables for Ch$ 10,717 million of which Ch$ 7,657 million respond to factoring of accounts receivables related to Tariff Stabilization Law 21,185; and (ii) greater financial expenses due to the implementation of Law 21,185 for Ch$ 2,285 million. These effects were partially offset by: (i) lower finacial expenses with related parties for Ch$ 2,479 million resulting from a lower level of debt with EFI; and (ii) lower financial expenses due to greater interest capitalization for Ch$ 3,112 million.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Income related to indexation increased Ch$ 839 million, primarily explained by: (i) greater income from non-financial asset indexation for Ch$ 4,443 million; and (ii) higher income from indexation of trade accounts receivable for Ch$ 1,692 million. These effects were partially offset by: (i) lower income from indexation of financial instruments for Ch$ 2,457 million, mainly related to financial debt and derivative instruments; and (ii) greater negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 3,384 million.

During Q2 2023, income related to indexation reached a lower Ch$ 1,306 million when compared to Q2 2022, mainly due to: (i) lower income from indexation of financial instruments for Ch$ 2,443 million, mainly related to financial debt and derivative instruments; and (ii) greater negative effects caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina for Ch$ 2,432 million. This was all partially offset by greater income from non-financial asset indexation for Ch$ 3,470 million.

Losses from exchange rate differences increased Ch$ 3,404 million, mainly explained by: (i) greater negative exchange rate differences on trade accounts receivables for Ch$ 124,716 million that includes the Ch$ 122,050 million negative effect related to the Tariff Stabilization Laws 21,185 and 21,472[3] that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) greater negative exchange rate differences on financial assets for Ch$ 24,801 million.

The aforementioned was partially offset by: (i) greater positive exchange rate differences on financial debt and derivative instruments for Ch$ 75,983 million; (ii) greater positive exchange rate differences on trade accounts payable for Ch$ 63,134 million that includes the Ch$ 41,698 million positive effect related to Tariff Stabilization Laws 21,185 and 21,472; and (iii) greater positive exchange rate differences on other non-financial assets for Ch$ 5,560 million.

[3] The US$ 1,350 million limit on regulated customer accounts receivables established by Law 21,185 which created a temporary regulated customer tariff stabilization mechanism, was reached in January 2022, and therefore expired. Consequently, since February 2022, the short term regulated customer accounts receivables equivalent to the difference between the theoretical prices established by Distribution company contracts and the regulated tariff being billed to final customers were accumulating. On August 2, 2022, Law 21,472 was enacted creating a new tariff stabilization fund and a new temporary electricity tariff stabilization mechanism for regulated customers. The account receivables that exceed the US$ 1,350 million limit established by Law 21,185that was reached in January 2022 are subject to the new mechanism established by Law 21,472. On March 2, 2023, the National Energy Commission issued Exempt Resolution 68 establishing the technical rules to implement Law 21,472.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

During Q2 2023, losses from exchange rate differences increased Ch$ 701 million when compared to the same quarter of 2022, mainly due to: (i) greater negative exchange rate differences on trade accounts receivables for Ch$ 78,729 million that includes the Ch$ 81,918 million negative effect related to Tariff Stabilization Laws 21,185 and 21,472; and (ii) greater negative exchange rate differences on other financial assets for Ch$ 2,613 million.

The aforementioned was partially offset by: (i) lower negative exchange rate differences on accounts payable with related parties for Ch$ 27,344 million due to the new loans with EFI; (ii) greater positive exchange rate differences on trade accounts payable for Ch$ 26,898 million that includes the Ch$ 26,917 million positive effect related to Tariff Stabilization Laws 21,185 and 21,472; (iii) greater positive exchange rate differences on financial debt and derivative instruments for Ch$ 18,748 million; and (iv) greater positive exchange rate differences on non-financial assets for Ch$ 6,313 million.

Corporate Income Taxes

Corporate income tax reached a Ch$ 31,384 million loss as of June 30, 2023, a Ch$ 56,392 million greater expense when compared to the same period of 2022, primarily explained by: (i) a Ch$ 40,128 million greater tax expense due to the Company’s higher profit; (ii) a Ch$ 8,671 million greater tax expense related to price-level restatement; and (iii) a Ch$ 5,292 million increase in tax expenses related to transferring the investment in Arcadia Generación Solar S.A. to the asset available for sale category.

During Q2 2023, Corporate income tax reached a Ch$ 15,950 million profit, a Ch$ 18,217 million lower profit when compared to the same quarter of 2022. This is primarily explained by: (i) a Ch$ 6,371 million greater tax expense due to the Company’s higher profit; (ii) a Ch$ 6,728 million greater tax expense related to price-level restatement; and (iii) a Ch$ 5,292 million increase in tax expenses related to transferring the investment in Arcadia Generación Solar S.A. to the asset available for sale category.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

2.	BALANCE SHEET ANALYSIS

Total Assets of the Company as of June 30, 2023, decreased Ch$ 325,286 million, when compared to total assets as of December 31, 2022.

ASSETS (Figures in million Ch$)	Jun-23	Dec-22	Change	% Change

Current Assets	3,056,911	3,064,242	(7,331)	(0.2%)
Non Current Assets	8,483,383	8,801,338	(317,955)	(3.6%)

Total Assets	11,540,294	11,865,580	(325,286)	(2.7%)

Current Assets decreased Ch$ 7,331 million as of June 30, 2023. The variations in the main categories are presented below:

•	Cash and cash equivalents decreased Ch$ 448,123 million, mainly explained by the following cash disbursements: (i) payments to suppliers for Ch$ 2,501,596 million; (ii) purchase of property, plants and equipment for Ch$ 392,734 million; (iii) loan prepayments to EFI for Ch$ 239,865 million; (iv) income tax payments for Ch$ 251,809 million; (v) dividend payments for Ch$ 195,191 million; (vi) employee-related payments for Ch$ 78,521 million; (vii) interest payments for Ch$ 71,813 million; (viii) derivative transaction payments for Ch$ 44,778 million; (ix) other cash disbursements for Ch$ 51,925 million. These effects were partially offset by the following cash inflows: (i) customer collections for Ch$ 2,868,547 million, which includes a Ch$ 822,761 million cash inflow from factoring Generation and Distribution and Networks business trade accounts receivables; (ii) cash from the disbursements of committed credit lines granted by EFI to Enel Chile for a total Ch$ 431,981 million (US$ 540 million); and (iii) bank loans granted by BBVA and Mizuho to Enel Chile for Ch$ 79,581 million (US$ 100 million).

•	Current related party accounts receivables decrease Ch$ 97,105 million, mainly due to lower accounts receivables of: (i) Enel Global Trading SpA for Ch$ 75,930 million mainly related to commodities derivative transactions; and (ii) Endesa Energía S.A.U. for Ch$ 31,754 million related to gas sales. These effects were partially offset by lower GNL Chile S.A. accounts receivables for Ch$ 9,833 million for advance payments of gas purchases.

•	Current tax assets decreased Ch$ 39,163 million mainly explained by: (i) lower monthly employee related payments for Ch$ 28,331 million primarily in Enel Generación Chile; and (ii) lower credits from absorbed profits for Ch$ 10,293 million in parent company Enel Chile.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

The aforementioned effects were partially compensated by:

•	An increase in non-current assets or groups of assets available for sale for Ch$ 316,512 million, mainly due to the transfer of assets of Arcadia Generación Solar S.A. (company created from the division of Enel Power Chile S.A. that became effective on January 1, 2023, and received the assets and liabilities of solar power plants Carrera Pinto, Pampa Solar Norte, Diego de Almagro and Domeyko[4]) for Ch$ 345,114 million, to the assets available for sale category, when compared to the Ch$ 28,602 million property, plants and equipment of the Santa Rosa Complex[5] in the assets available for sale category as of December 31, 2022.

•	A Ch$ 143,791 million increase in trade accounts receivables and other current accounts receivables, mainly explained by a Ch$ 168,594 million increase in trade accounts receivables (Ch$ 116,159 million from the Generation business and Ch$ 55,587 million from the Distribution and Networks business) due to a Ch$ 219,039 million increase related to Law 21472 that has yet to be implemented and a Ch$ 45,475 million increase related to pending re-settlements of billings to electricity distribution companies that are pending awaiting the issuance of tariff decrees, partially compensated by greater collections of accounts receivables. These effects were partially offset by: (i) lower accounts receivables related to the sale of the shareholding in Sociedad de Inversiones K Cuatro SpA for Ch$ 14,822 million; and (ii) lower personnel accounts receivables for Ch$ 3,079 million.

[4] On July 12, 2023, Enel Chile signed a sales purchase agreement titled “Stock Purchase Agreement” agreeing to sell its entire 99.9% ownership share of Arcadia Generación Solar S.A. to Sonnedix Chile Arcadia SpA and Sonnedix Chile Arcadia Generación SpA . The agreement was subject to certain conditions precedent that are custaomary to this type of transaction.

[5] On February 1, 2023, Enel Generación Chile signed a sales and purchase agreement with Territoria Santa Rosa S.p.A regarding its Santa Rosa Complex where Enel Chile Group corporate building was located. Simultaneously, Enel Chile, and its subsidiaries Enel Generación Chile and Enel Distribución Chile sold property to Territoria Apoquindo S.A.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	A Ch$ 84,324 million increase in Other non-financial current assets, mainly explained by: (i) a Ch$ 81,935 million increase in value added tax credits, primarily in Enel Generación Chile related to greater energy and fuel purchases; and (ii) a Ch$ 2,246 million increase in advance payments.

•	A Ch$ 20,230 million increase in inventories, mainly due to: (i) a Ch$ 38,880 million increase in gas and fuel oil inventory for electricity generation; and (ii) greater inventory of spare parts and other materials for Ch$ 2,025 million. These effects were partially compensated by a Ch$ 20,675 million reduction in electrical materials and equipment related to electromobility, mainly due to the electric buses purchased by Enel X Chile in 2022.

Non-Current Assets decreased Ch$ 317,955 million when compared to the balance on December 31, 2022. The variations in the main categories are presented below:

•	Property, plant, and equipment decreased by Ch$ 306,381 million, mainly due to (i) a Ch$ 448,485 million reduction in projects under construction because a greater amount was transferred to assets in operations; (ii) transferring assets of Arcadia Generación Solar S.A. to the assets available for sale category for Ch$ 335,703 million; (iii) a Ch$ 213,210 million reduction in exchange differences from EGP Chile whose functional currency is the US Dollar; and (iv) Ch$ 100,021 million in depreciation this period. These effects were partially offset by: (i) a Ch$ 447,602 million increase in buildings and other fixed installations; (ii) a Ch$ 327,135 million increase in generation business plants and equipment; and (iii) a Ch$ 16,304 million increase in network infrastructure.

•	Trade accounts receivable and other non-current accounts receivables decreased Ch$ 49,387 million mainly explained by lower trade accounts receivables for Ch$ 61,065 million, primarily the Ch$ 40,605 million trade accounts receivables reduction related to Law 21,185 and also the appreciation of the Chilean peso / US Dollar exchange rate. These effects were partially offset by greater financial leasing accounts receivables for Ch$ 11,876 million, primarily in Enel X Chile.

The aforementioned effects were partially offset by:

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	A Ch$ 31,405 million increase in Right of use assets of which Ch$ 26,737 million is related to the contract signed by Enel Chile and Territoria Apoquindo S.A. regarding the lease of tower 2 of the Mercado Urbano Tobalaba (“MUT” in its Spanish acronym) complex where the Group’s new corporate office will be located. Additionally, in the Generation business segment, right of use assets increased Ch$ 4,587 million due to the new lease contracts of land related to the development of NCRE projects.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Total Liabilities of the Company as of June 30, 2023, including Equity, reached Ch$ 11,540,294 million, a 2.7% reduction when compared to total liabilities as of December 31, 2022.

LIABILITIES AND EQUITY (Figures in million Ch$)	Jun-23	Dec-22	Change	% Change

Current Liabilities	2,970,979	3,168,492	(197,513)	(6.2%)
Non Current Liabilities	4,082,867	4,308,149	(225,282)	(5.2%)
Total Equity	4,486,448	4,388,939	97,509	2.2%
Attributable to the Shareholders of parent company	4,195,117	4,097,201	97,916	2.4%
Attributable to Non-controlling interest	291,331	291,738	(407)	(0.1%)

Total Liabilities and Equity	11,540,294	11,865,580	(325,286)	(2.7%)

Current liabilities decreased Ch$ 197,513 million. The variations in the main categories are explained below:

•	Trade accounts payable and other current accounts payable decreased Ch$ 376,259 million, mainly explained by lower accounts payable related to : (i) the purchase of assets for Ch$ 170,973 million; (ii) dividends payable for Ch$ 148,036 million; (iii) the purchase of fuel for Ch$ 77,082 million; (iv) personnel accounts payable for Ch$ 10,764 million; and (v) the purchase of goods and services for Ch$ 4,311 million. These effects were partially offset by greater energy purchases accounts payable for Ch$ 38,867 million.

•	Current tax liabilities decreased Ch$ 247,113 million explained by a lower income tax provision by parent company Enel Chile.

•	Current related party accounts payable decreased Ch$ 75,218 million, primarily due to lower accounts payable to (i) Enel Finance International (EFI) for Ch$ 151,704 million after prepaying Ch$ 239,865 million in committed credit lines (US$ 290 million) and the Ch$ 18,674 million effect of the exchange rate on debt, partially compensated by transferring the Ch$ 104,153 million current portion of the debt from the long-term to the short-term category; (ii) Enel SpA for Ch$ 43,852 million, mainly dividends; and (iii) Enel Global Thermal Generation S.r.l. for Ch$ 10,967 million related to technical support and IT services. These effects were partially compensated by greater accounts payable to GNL Chile S.A. for Ch$ 128,454 million for gas purchases.

The aforementioned effects were partially compensated by:

•	Other current financial liabilities increase Ch$ 438,778, explained by a Ch$ 446,816 million increase in bank loans and bonds, primarily related to transferring the Ch$ 483,895 million current portion of the debt from the long-term to the short-term category, which was partially offset by Ch$ 22,698 million in indexation and exchange rate effects and Ch$ 20,379 million in bond and debt amortizations. These effects were partially offset by a Ch$ 8,038 million reduction in hedging and non-hedging derivative liabilities.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	Non-current liabilities or groups of assets available for sale increased Ch$ 55,872 million, related to transferring the liabilities of Arcadia Generación Solar S.A. to the assets available for sale category.

Non-Current Liabilities decreased Ch$ 225,282 million as of June 30, 2023, that is explained by the following:

•	Other non-current financial liabilities decreased Ch$ 514,875 million, explained by: (i) a Ch$ 493,350 million reduction in the balance of bonds and loans primarily related to transferring the Ch$ 483,895 million current portion of the debt from the long-term to the short-term category and exchange rate effects for Ch$ 89,882 million, partially compensated by the Enel Chile’s disbursement of a credit line with BBVA for Ch$ 79,581 million (US$ 100 million); and (ii) a Ch$ 21,525 million reduction in hedging derivative liabilities.

•	A Ch$ 30,628 million reduction in deferred tax liabilities, mainly explained by the Ch$ 37,480 million effect from the division of EGP Chile on January 1, 2023, and the creation of Arcadia Generación Solar S.A. resulting in the transfer of assets and liabilities of the latter to the assets available for sale category. This effect was partially offset by an increase in deferred tax liabilities related to tax losses of EGP Chile for Ch$ 11,082 million.

The aforementioned was partially compensated by:

•	Non-current trade accounts payable to related parties increased Ch$ 255,582 million primarily due to greater accounts payable to EFI due to Enel Chile’s disbursements of committed credit lines in April and May 2023 for a total Ch$ 431,981 million (US$ 540 million), partially compensated by transferring the Ch$ 104,153 million current portion of the debt from the long-term to the short-term category, and the exchange rate effect for Ch$ 72,450 million due to the appreciation of the Chilean peso / US dollar exchange rate.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

•	Other non-current non-financial liabilities increase Ch$ 59,200 million, mainly due to an increase in deferred energy sales revenue for Ch$ 59,277 million.

•	Non-current leasing liabilities increase Ch$ 25,361 million, explained by the contract signed by Enel Chile and Territoria Apoquindo S.A. regarding the lease of tower 2 of the MUT complex, where the Group’s new corporate office will be located, for Ch$ 25,095 million.

Total Equity amounted to Ch$ 4,486,449 million as of June 30, 2023, a Ch$ 97,510 million increase when compared to the figure as of December 31, 2022, and is mainly explained by the following:

Equity attributable to shareholders of Enel Chile amounted to Ch$ 4,195,117 million, comprised of the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 2,588,176 million, and Other reserves for negative Ch$ 2,275,162 million.

>	Retained earnings increased Ch$ 113,743 million, explained by the period’s net income.

>	Other reserves decreased by Ch$ 15,826 million, mainly explained by lower exchange rate reserves for Ch$ 67,292 million, partially compensated by greater cash flow reserves for Ch$ 51,307 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 291,332 million, which is a slight Ch$ 407 million reduction when compared to the balance as of December 31, 2022, mainly explained by: (i) a Ch$ 8,536 million reduction in other comprehensive income; and (ii) dividend payments for Ch$ 5,092 million. These effects are almost completely offset by the Ch$ 13,210 million net income of the period.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Performance of main financial ratios

RATIO		UNIT	Jun-23	Dec-22	Jun-22	Change	% Change

Liquidity	Liquidity (1)	Times	1.03	0.97	-	0.06	6.4%
	Acid-test (2)	Times	0.99	0.93	-	0.06	5.9%
	Working capital	MMCh$	85,932	(104,250)	-	190,182	(182.4%)
Leverage	Leverage (3)	Times	1.57	1.70	-	(0.13)	(7.7%)
	Short-term debt (4)%		42.1%	42.4%	-	(0.3%)	(0.6%)
	Long-term debt (5)%		57.9%	57.6%	-	0.3%	0.5%
	Financial expenses coverage (6)	Times	3.78	-	2.71	1.07	39.4%
Profitability	Op. income / Op. Revenues	%	9.3%	-	4.0%	5.3%	133.1%
	ROE (7)%		36.2%	-	2.3%	33.9%	N/A
	ROA (8)%		12.3%	-	0.9%	11.4%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

>	The current ratio as of June 30, 2023, reached 1.03 times, a 6.4% improvement when compared to the figure as of December 31, 2022. This variation is mainly explained by the reclassification of the assets of Arcadia Generación Solar S.A. as assets available for sale, and by the reduction of current liabilities due to lower current trade accounts payable and lower income tax liabilities.

>	Acid test or quick ratio, as of June 30, 2023, was 0.99 times, a 5.9% improvement when compared to the figure as of December 31, 2022, also mainly explained by the reclassification of the assets of Arcadia Generación Solar S.A. as assets available for sale, and by the reduction of current liabilities.

>	Working capital, as of June 30, 2023, amounted to Ch$ 85,932 million, which is a Ch$ 190,182 million positive variation when compared to the negative working capital figure as of December 31, 2022, also mainly explained by effects described previously.

>	The debt ratio was 1.57 times, which is the level of commitment of Enel Chile’s equity during this period of 2023 compared to 1.70 times as of December 31, 2022. This result is mainly explained by the reduction in trade accounts payable and current tax liabilities partially offset by greater accounts payable to EFI.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

>	The financial expenses coverage ratio for the period ended June 30, 2023, was 3.78 times, which is the ability to cover all financial expenses with EBITDA. The 39.4% increase in this index when compared to June 2022 is due to the greater EBITDA of the Generation business segment this period.

When excluding the extraordinary effects booked in 2022, primarily related to the fuel impairment losses booked as a consequence of the decarbonization process, this ratio would have increased 12% (3.38 times as of June 30, 2022).

>	The profitability index as of June 30, 2023, was 9.3% compared to 4.0% for the same period of 2022. The 5.3 percentage points improvement is mainly due to higher operating revenues in the Generation business segment.

When excluding the extraordinary effects previously indicated, the profitability index would have increased 2.6 percentage points. (6.6% as of June 30, 2022).

>	Return on equity was 36.2% as of June 30, 2023, which is a 33.9 percentage points improvement when compared to the 2.3% for the same period of 2022.

When excluding the extraordinary effects of the comparable moving periods, related to the impairment of thermal, hydroelectric, and geothermal projects and the sale of Enel Transmisión Chile S.A. return on equity would have increased 14.0 percentage points (18.7% as of June 30, 2023, versus 4.7% as of June 30, 2022).

>	Return on assets was 12.3% as of June 30, 2023, which stands for a 11.4 percentage points improvement when compared to the 0.9% for the same period of 2022.

When excluding the extraordinary effects of the comparable moving periods, return on assets would have increased 4.9 percentage points (6.7% as of June 30, 2023, versus 1.8% as of June 30, 2022).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached negative Ch$ 450,207 million as of June 30, 2023, which is a Ch$ 421,439 million increase in cash outflows when compared to the same period of 2022. The main factors that explain this cash flow reduction, classified as either operating, investing, or financing activities, are presented below:

NET CASH FLOW (Figures in million Ch$)	Jun-23	Jun-22	Change	% Change

From Operating Activities	(44,345)	776	(45,121)	N/A
From Investing Activities	(383,059)	(483,750)	100,691	(20.8%)
From Financing Activities	(22,803)	454,206	(477,009)	(105.0%)

Total Net Cash Flow	(450,207)	(28,768)	(421,439)	N/A

Net cash flow from operating activities reached negative Ch$ 44,345 million for the period ended June 30, 2023. These cash flows include the following main cash outflows: (i) supplier payments for Ch$ 2,501,596 million; (ii) income tax payments for Ch$ 251,809 million; (iii) employee payments for Ch$ 78,521 million; (iv) insurance premium payments for Ch$ 22,577 million; and (v) other operational cash disbursements for Ch$ 69,931 million, mainly value added tax payments and other taxes. This was partially offset by the following: (i) collections from sales of goods and services amounting to Ch$ 2,868,547 million; and (ii) other operational cash inflows, mainly related to leasing company assets and later selling such assets for Ch$ 11,542 million.

The Ch$ 45,121 million reduction in operating cash inflows when compared to the same period of 2022 is mainly due to: (i) greater supplier payments for Ch$ 544,434 million; and (ii) greater income tax payments for Ch$ 223,524 million. This was partially compensated by greater cash from the sale of goods and services for Ch$ 745,186 million, which includes the Ch$ 198,810 million greater cash inflow from trade accounts receivable factoring operations.

Net cash flow from investing activities amounted to negative Ch$ 383,059 million for the period ended June 30, 2023. These cash flows are mainly comprised of: (i) Ch$ 392,734 million to purchase property, plant, and equipment; (ii) payments of derivative transactions for Ch$ 44,778 million; and (iii) Ch$ 13,656 million to purchase intangible assets. These cash outflows were partially compensated by the following cash inflows: (i) Ch$ 28,661 million from the sale of property, plants, and equipment for related to the sale of the Santa Rosa Complex; (ii) interest payments received amounting to Ch$ 20,948 million; and (iii) Ch$ 14,822 million from the sale of our share in jointly owned company Sociedad de Inversiones K Cuatro SpA.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

The Ch$ 100,691 million reduction in investment cash outflows when compared to June 2022, is mainly explained by: (i) a Ch$ 71,482 million decrease in disbursements to purchase property, plant, and equipment; and (ii) lower amount of cash used to obtain control of subsidiaries or other businesses for Ch$ 29,940 million related to Enel X Chile’s purchase of a 40% shareholding in Sociedad de Inversiones K Cuatro SpA. in February 2022.

Net cash flow from financing activities amounted to negative Ch$ 22,803 million for the period ended June 30, 2023. These cash flows are mainly comprised of the following cash outflows: (i) EFI loan payments for Ch$ 239,865 million; (ii) dividend payments for Ch$ 195,191 million; (iii) interest payments for Ch$ 71,813 million; (iv) bank loan and bond payments for Ch$ 20,379 million; and (v) leasing liability payments for Ch$ 8,877 million. These cash outflows were partially compensated by the following cash inflows: (i) cash received by Enel Chile from the disbursement of committed credit lines granted by EFI during the first semester of 2023 for a total Ch$ 431,981 million (US$ 540 million); and (ii) cash received from a new bank loan granted by BBVA and Mizuho to Enel Chile in April 2023 for Ch$ 79,581 million (US$ 100 million).

The Ch$ 477,010 million negative variation in the Company’s financial cash flow when compared to the first semester of 2022 is mainly explained by: (i) less cash from bank loans for Ch$ 177,839 million; (ii) greater dividend payments for Ch$ 172,887 million; and (iii) the Ch$ 135,048 million increase in Enel Chile cash outflows to pay EFI loans in 2023, net of cash inflows from loans granted.

The following table presents the disbursements related to additional Property, Plant and Equipment and its Depreciation for the periods ended June 30, 2023, and 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Jun-23	Jun-22	Jun-23	Jun-22

Generation business in Chile	351,134	414,958	90,667	86,990
Distribution & Networks business in Chile	38,556	47,360	23,721	28,639
Other entities (business different to generation and distribution)	3,043	1,897	1,285	358

Total Consolidated ENEL CHILE Group	392,734	464,216	115,674	115,987

The most relevant cash outflows originate in the Generation business segment and are related to the construction of new renewable generation projects that amounted to Ch$ 392,734 million as of June 30, 2022.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Internal Risk Management Control System (SCIGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment, monitoring and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

The Company seeks protection for all risks that may affect the achievement of business objectives. There is a risk taxonomy for the entire Enel Group, which considers 6 risk macro-categories: financial; strategic; governance and culture; digital technology; compliance; and operational; and 38 risk sub-categories to identify, analyze, assess, treat, monitor and communicate its risks.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors of Enel Chile in turn, by the second and third line of defense.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	June 30, 2023	December 31, 2022

Fixed Interest Rate	77%	84%

This ratio considers only debt transactions with third parties and with Enel Finance International, if any.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility.

As is public knowledge, the U.S. dollar LIBOR rate (Libor) was discontinued on June 30, 2023, and was replaced by the SOFR reference rate. Enel Chile Group successfully completed the transition from Libor to SOFR of 100% of its financial contracts and derivatives as of June 2023, in line with market standards.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the second quarter of 2023, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.
>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

As of June 30, 2023, the Company held Brent hedges for 452 Kbbl to be settled for purchases and for 255 Kbbl to be settled for sales in 2023. With respect to gas, there were hedges for two commodities: a) the HH Swap with 0 TBtu to be settled for purchases and 0.9 TBtu to be settled for sales in 2023; and b) the HH Future, with 7.0 TBtu to be settled for purchases and 6.7 to be settled for sales in 2023. Regarding coal, there were 0 kTon to be settled for purchases and 67 kTon to be settled for sales. As of December 31, 2022, the Company held swaps for 450 Kbbl of Brent oil to be settled in 2023 corresponding to fuel purchases; regarding gas, there were swaps for two commodities: a) the HH Swap with 2.7 TBtu to be settled in 2023 for sales; and b) the HH Future, with 18.9 TBtu to be settled in 2023 for purchases. Regarding coal, there were 175.6 kTon to be settled in 2023 for purchases.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the second quarter of 2023 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives.

As of June 30, 2023, the liquidity of Enel Chile Group was Ch$ 427,091 million in cash and cash equivalents. As of December 31, 2022, the liquidity of Enel Chile Group was Ch$ 875,214 million in cash and cash equivalents and Ch$ 333,551 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable

In relation to the credit risks of accounts receivable from commercial activities in our generation business, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Regarding the credit risk corresponding to accounts receivable from the commercial activity of electricity distribution business, this risk is historically very limited since the short term of collection from customers means that they do not individually accumulate very significant amounts before the suspension of supply due to non-payment can occur, in accordance with the corresponding regulation. However, on August 8, 2020, Law 21,249 of Basic Services was published, also with two extensions during 2021, which provided, on an exceptional basis, measures in favor of end users of sanitary services, electricity and gas network. The regulation established, until December 31, 2021, the prohibition to cut supply to residential customers (also to hospitals, health centers, homes for minors and senior citizens, non-profit organizations and micro-companies, among others). In February 2022, Law No. 21,423 established a payment schedule for all debts arising from the application of Law No. 21,249 and its extensions, i.e. for debts incurred in the period from March 18, 2020 to December 31, 2021, for customers with an average 2021 consumption of less than 250 kWh and who had debt from the period indicated above to February 11, 2022, through which each customer will receive a subsidy in 48 equal monthly installments, with a maximum limit equivalent to 15% of their average monthly billing for the year 2021.

The balance of the debt that cannot be covered in the 48 installments will be absorbed in part (50%) by the company and the rest will be applied to the distribution tariffs in the tariff process after the end of the 48 installments (installment 49). The collection system began on August 1, 2022. According to new official letter No.140129 dated September 30, 2022, the customer no longer loses its subsidy completely if it does not keep its account up to date, but will lose the subsidy monthly after 45 days of non-payment since the expiration of the first document in which the subsidy was charged. Therefore, only the pro-rata installment will be charged as the previous balance until the customer regularize its situation.

The Group's portfolio has demonstrated, to date, resilience to face the global pandemic crisis. All this thanks to a strengthening of digital collection channels and a solid diversification of commercial clients that have had a low exposure to COVID impacts.

Financial assets

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity. Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which including the exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 445,392 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, and another subscribed in October 2021 and maturing in October 2025, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

In connection with the bank loan under Chilean law, signed in July 2021 and maturing in June 2024, and another signed in December 2021 maturing in December 2026, prepayment may occur as a result of the non-payment - after any applicable grace period - of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$ 150 million and whose amount in arrears also exceeds the equivalent of US$ 150 million. In addition, these loans contain provisions according to which certain events other than non-payment, in Enel Chile, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$150 million in the case of the loan maturing in June 2024 and US$300 million in the case of the loan maturing in December 2026, among others, could result in the declaration of acceleration of the loan.

In connection with the bank loan under Italian law, signed in August 2022 and maturing in August 2037, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in arrears also exceeds the equivalent of US$150 million. In addition, this loan contains provisions according to which certain events other than non-payment, in Enel Chile, Enel SpA or a relevant subsidiary, such as bankruptcy, insolvency, adverse enforceable court judgments, could cause the declaration of acceleration thereof.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

FINANCIAL STATEMENTS ANALYSIS ENEL CHILE GROUP AS OF JUNE 30, 2023

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is reviewed periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of June 30, 2023.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of June 30, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
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Title: Chief Executive Officer

Date: July 27, 2023